EXHIBIT 99.1
AGRIUM INC.
ANNUAL INFORMATION FORM
Year Ended December 31, 2005
February 22, 2006

AGRIUM INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS
Following is a table of contents of the Annual Information Form referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this Annual Information Form are disclosed in Agrium Inc.’s Management’s Discussion & Analysis and Consolidated Financial Statements for the year ended December 31, 2005 and are incorporated herein by reference as noted below.

					Page Reference
							Incorporated by
						Incorporated by	Reference from the
						Reference from the	2005 Consolidated
					Annual	2005 Management's	Financial
					Information	Discussion &	Statements and
					Form	Analysis	Notes thereto

Item	1 –	Cover Page			1
Item	2 –	Table of Contents			2 - 3
Item	3 –	Corporate Structure			4
	3.1	Name, Address and Incorporation			4
	3.2	Intercorporate Relationships			4
Item	4 –	General Development of the Business			5
	4.1	Three Year History			5 - 7
Item	5 –	Description of the Business			7
	5.1	Business of Agrium			7
		a.	Summary		7
			i.	Products, Services and Markets	7 - 8	19(1), 22 - 28(2), 29 - 43(3)
			ii.	Transportation, Storage and Distribution	8 - 9
			iii.	Selected Financial Information	9		Note 23
		b.	Production Methods		9
		c.	Competitive Position		9 - 10
		d.	New Products		10 - 11
		e.	Sources of Raw Materials		11	37 - 38(4), 39 - 40(5), 40 - 41(6)
		f.	Intangible Properties		11 - 12
		g.	Environmental Protection Requirements		12
		h.	Employees		12 - 13
		i.	South American Operations		13	23 - 24(7), 42 - 43(8)
	5.2	Risk Factors			13 - 16
	(1)	Under the heading “Our Business & Products”.
	(2)	Under the heading “Our Retail Business”.
	(3)	Under the heading “Our Wholesale Business”.
	(4)	Under the heading “Nitrogen Production Cost”.
	(5)	Under the heading “Potash Production Cost”.
	(6)	Under the heading “Phosphate Production Cost”.
	(7)	Under the heading “Our Retail Business”.
	(8)	Under the heading “South America Wholesale Results”.
Table of Contents continued on next page

AGRIUM INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS (CONTINUED)

			Page Reference
					Incorporated by
				Incorporated by	Reference from the
				Reference from the	2005 Consolidated
			Annual	2005 Management’s	Financial
			Information	Discussion &	Statements and
			Form	Analysis	Notes thereto

Item	6 –	Dividends	16
Item	7 –	Description of Capital Structure	16
	7.1	General Description of Capital Structure	16	54(9)	Note 17
	7.2	Constraints	16
	7.3	Ratings	17
Item	8 –	Market for Securities	18
	8.1	Trading Price and Volume	18
	8.2	Prior Sales	19
Item	9 –	Escrowed Securities	19
Item	10 –	Directors and Officers	19
	10.1	Name, Occupation and Security Holding	19 - 21
	10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	21
	10.3	Conflicts of Interest	22
Item	11 –	Promoters	22
Item	12 –	Legal Proceedings	22
Item	13 –	Interest of Management and Others in Material Transactions	22
Item	14 –	Transfer Agent, Registrar and Trustees	22
Item	15 –	Experts	23
	15.1	Names of Experts	23
	15.2	Interests of Experts	23
Item	16 –	Audit Committee	23
	16.1	Audit Committee Charter	23
	16.2	Composition of the Audit Committee	23
	16.3	Relevant Education and Experience of Members of the Audit Committee	23 - 24
	16.4	Pre-Approval Policies and Procedures	25
	16.5	External Auditor Service Fees (By Category)	25
Item	17 –	Additional Information	25 - 26

	(9)	Under the heading “Outstanding Shares”.

INTERPRETATION
In this Annual Information Form (AIF), unless the context otherwise indicates, “Agrium” refers to Agrium Inc., its subsidiaries and any partnership of which Agrium and its subsidiaries are the partners, and “Corporation” refers to the corporate entity, Agrium Inc. References to “dollars”, “$”, and “U.S.$” are to United States dollars.
ITEM 3 – CORPORATE STRUCTURE
3.1 NAME, ADDRESS AND INCORPORATION
Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Corporation’s head office and principal place of business is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.
3.2 INTERCORPORATE RELATIONSHIPS
(As at February 22, 2006)

Principal Subsidiaries &
Associated Companies	Jurisdiction of Incorporation or Organization	Ownership
AGRIUM, a general partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Agrium Nitrogen Company	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Western Farm Service, Inc.	Delaware	100%
Agroservicios Pampeanos S.A.	Argentina	100%
Nu-West Industries, Inc.	Delaware	100%
Viridian Fertilizers Limited	Canada	100%
Profertil S.A.	Argentina	50%
Royster-Clark Ltd.	Ontario	98.6%(1)
Royster-Clark ULC	Nova Scotia	98.6%(1)
Royster-Clark Holdings, Inc.	Delaware	98.6%(1)
Royster-Clark, Inc.	Delaware	98.6%(1)

(1) On February 9, 2006 Agrium acquired approximately 98.6 percent of the outstanding Royster-Clark Ltd. common shares and on February 9, 2006 commenced proceedings to acquire the remaining common shares of Royster-Clark Ltd. pursuant to compulsory acquisition procedures of the Business Corporations Act (Ontario).

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS
4.1 THREE YEAR HISTORY
2003
The positive turn in the fertilizer cycle that began in late 2002 continued in 2003. Global fertilizer demand was supported by a tight world grain market. Weather conditions in some of our key market regions such as Western Canada improved over 2002, but were still not ideal.
Our key fiscal objectives in 2003 included improvement in our financial position and effective control of our fixed costs. In the fourth quarter of 2003, we issued a redemption notice on our six percent junior subordinated debentures, which resulted in the conversion of the debentures into common shares in January 2004. We continued to reduce our debt levels in 2003 and increased our year-end cash position by $91-million compared to 2002.
The dispute with Unocal over natural gas supply to our Kenai nitrogen facility continued. Given the significant uncertainty created by our inability to reach a commercial settlement with Unocal on reasonable terms and since long-term gas supply contracts had not been arranged, we adjusted the carrying cost of the facility at the end of 2003. This adjustment resulted in a non-cash, after tax charge of $140-million (before tax charge of $235-million) in our fourth quarter 2003 financial results.
In October 2003, John Van Brunt retired as Chief Executive Officer of the Corporation and Mike Wilson, Chief Operating Officer of the Corporation, was appointed Chief Executive Officer and Director of the Corporation.
2004
Except for some volatility in international nitrogen prices in the first quarter, the fertilizer cycle remained strong throughout 2004. Global fertilizer demand continued to be supported by a tight world grain market and good global economic growth. Weather conditions in our key market regions were negatively affected by early winter conditions that impacted crop harvest progress throughout the fall.
Our key objectives in 2004 included stringent focus on controlling costs and maximizing efficiency, further improvement of our financial position, identification and evaluation of growth opportunities and resolution of natural gas issues at our Kenai facility.
With most of our plants operating at or near capacity and strong industry fundamentals, our 2004 results reflected record net sales, gross profit, and net earnings and our financial position improved. Cash and cash-equivalents were $425-million at December 31, 2004 compared to $200-million at December 31, 2003, and record operating cash flow was generated in the amount of $440-million. Our ratio of debt-to-debt plus equity decreased from 61 percent at December 31, 2003 to 45 percent at December 31, 2004.
Our dispute with Unocal was resolved in 2004 through both an Arbitration Panel ruling made in July 2004 and a negotiated settlement concluded in December 2004.
The Arbitration Panel awarded us liquidated damages over gas supply obligations of $37-million plus interest to the end of April 2004. An additional $13-million was received for the period May to December 2004. The total liquidated damages recorded for the year totaled $50-million.
In December of 2004, we settled the remaining issues in dispute with Unocal. The settlement established a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005. The settlement resulted in a net gain to Agrium of $36-million pre tax or $21-million after tax. This net gain was reflected in Agrium’s 2004 financial results and is in addition to the 2004 Arbitration Panel award described above.

2005
Overall, tight supply/demand fundamentals in the global fertilizer industry continued in 2005. Economic conditions in North America, China and India remained strong reducing the impact from poor conditions in the Brazilian farming economy. While new production capacity was added by producers, many European and North American producers announced production curtailments in the fall of 2005 in response to the rise in natural gas costs.
We achieved record earnings of $283-million in 2005. Wholesale operations set annual gross profit records for both potash and nitrogen. In our Retail segment, net sales and gross profit for all product lines, including seed, application, chemicals and fertilizers increased.
Our critical priorities for 2005 included aggressive pursuit of our growth strategy both through acquisition opportunities in the fertilizer supply chain and incremental expansion in the growth areas of our business. Both our acquisition activities and expansion projects are discussed below.
Acquisitions

On February 1, 2005 our Retail segment acquired United Agri Products’ South American retail operations, which comprised 18 retail outlets. The acquisition complements Agroservicios Pampeanos S.A. (ASP), our existing retail business in South America. In contrast to ASP, which has a sales mix of 70 percent fertilizers and less than 20 percent chemicals, the newly acquired outlets have a sales mix of over 90 percent chemicals and approximately five percent fertilizers.

On October 12, 2005, we acquired the Western Canadian fertilizer distribution assets of Imperial Oil consisting of fertilizer storage and distribution assets and associated long-term leases for land at over 190 independently operated retail locations. Approximately 500,000 tonnes of fertilizer per year is marketed through these locations and the transaction includes an exclusive supply agreement with the dealers. We expect to benefit from increased sales in Western Canada, which has historically provided a high gross margin netback versus other markets.

On January 25, 2006, we completed an $86-million acquisition of Nu-Gro’s fertilizer technology and Canadian professional products businesses from subsidiaries of Spectrum Brands Inc. (“Spectrum”) pursuant to the terms of a share purchase agreement dated November 22, 2005. This acquisition provided us with: (a) new products in the controlled release and professional products markets that complement our existing product lines in these markets; (b) strong customer relationships based on the Nu-Gro brand; and (c) four production facilities and the Nu-Gro head office in Brantford, Ontario. This acquisition is beneficial in that it provides us with new products with strong, stable margins, which are expected to be immediately accretive to earnings. As part of this transaction, Agrium entered into a multi-year supply arrangement with Spectrum to supply Spectrum’s Consumer Business. In addition, Nu-Gro’s fertilizer technology and Canadian professional products employees joined Agrium as part of the transaction.

On February 9, 2006, we acquired 98.6 percent of the outstanding common shares of Royster-Clark Ltd. We anticipate we will use approximately $502-million in investment capital to acquire Royster-Clark in the first half of 2006. This represents the acquisition cost of Royster-Clark’s outstanding common shares, subordinated notes and existing credit facility in the amount of $109-million, $292-million and $101-million, respectively and does not include transaction costs. We expect to be able to finance these projects through existing cash balances and cash provided from operating activities and existing lines of credit as necessary.

Royster-Clark is a major retailer distributor of fertilizers, chemicals and seed and provides agronomic services to farmers principally in the Midwestern and Southeastern U.S. The acquisition of Royster-Clark’s 254 retail farm centers provides a strong strategic fit with very little market overlap with our existing locations in the Midwestern U.S. The acquisition will add further geographic and product diversity to our existing 254 facilities located in the U.S., Argentina and Chile. The addition of Royster-Clark is expected to increase our U.S. based retail revenues by over 60 percent and significantly increase our retail net earnings. This is part of our corporate strategy of increasing the more stable components of our earnings profile, thereby reducing cyclicality and increasing our bottom-of-the cycle earnings. In addition, Royster-Clark’s distribution terminals will provide storage and throughput capacity to facilitate the expected increase in importation of nitrogen fertilizer over time. These higher imports are expected to be required to replace U.S. nitrogen production capacity curtailed due to high natural gas costs.

Incremental Expansion

In 2005 we proceeded on the following significant capital projects:
•	ESN 150 Project, which involves construction of a new coating plant capable of converting the production from one existing urea granulation train at Carseland to ESN product. $47-million was expended on the project in 2005; and

•	Vanscoy potash operation expansion to allow for an additional 310-thousand tonnes per year of production capacity by 2007. Total project costs expended in 2005 were $16-million.
In addition to our growth activities outlined above, an ongoing priority is to secure additional feedstock for the nitrogen plant in Kenai, Alaska. In July 2005, we concluded successful negotiations with Cook Inlet producers that will enable continued production at the plant until October 31, 2006.
In 2005, we also undertook significant financing activities in line with our strategic financial objectives. These activities included:
•	Redemption of the eight percent preferred securities on February 14, 2005 for $175-million;

•	Repurchase of approximately five million common shares for $98-million through a normal course issuer bid; and,

•	Retirement of $126-million of long-term debt.
ITEM 5 – DESCRIPTION OF THE BUSINESS
5.1 BUSINESS OF AGRIUM
We are a major retailer of agricultural products and services in both the United States (U.S.) and Argentina and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ending December 31, 2005, we managed and reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments were: Retail, North America Wholesale and South America Wholesale. In January 2006, we completed the Nu-Gro acquisition, and created a new operating segment: Specialty Products. We expect to begin reporting our financial results with this new segment in the first quarter of 2006.
a)	SUMMARY
i)	Products, Services and Markets
Retail Operating Segment

Through our 254 retail centres in the U.S., Argentina, and Chile as of December 31, 2005, we provide fertilizers, crop protection products, seeds and agronomic services to farmers.

With our acquisition of Royster-Clark on February 9, 2006, we added extensively to our retail network in the U.S. Royster-Clark owns and operates 254 retail farm centres, more than 30 seed processing, fertilizer granulation and fertilizer blending facilities, and over 70 storage warehouses, distribution terminals and other storage capacity exceeding one million tonnes. Royster-Clark operates two small nitrogen manufacturing facilities, which supply nitrogen fertilizers to its retail distribution business, third-party retailers and industrial customers. The larger of the two production facilities, the East Dubuque, Illinois nitrogen plant is currently under a contract for sale.

Wholesale

We produce a full range of nutrients including nitrogen, potash and phosphate.

North America Wholesale Operating Segment

Nitrogen-based fertilizers are produced in Alberta, Canada at five plants located at Carseland, Fort Saskatchewan, Joffre, Redwater and Standard/Granum. In the U.S., we own and operate four nitrogen-based fertilizer production plants at Borger, Texas, Kenai, Alaska, Kennewick, Washington and West Sacramento, California. Sulphur and phosphate-based fertilizers are produced at the Redwater plant located in Alberta, Canada and at one phosphate-based fertilizer production facility located in Conda, Idaho, U.S. We have two phosphate rock mines, which supply the plants at Redwater, Alberta and Conda, Idaho.

We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada.

We also own and operate a micronutrient facility at Reese, Michigan, U.S.

We have an extensive storage and wholesale distribution network serving Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the U.S.

South America Wholesale Operating Segment

We are a 50 percent participant in the Profertil S.A. joint venture that owns and operates a world scale nitrogen-based fertilizer plant in Bahia Blanca, Argentina.
Specialty Products Operating Segment

The Specialty Products operating segment was established on January 25, 2006, the date of our acquisition of Nu-Gro.

Fertilizer Technology

The Fertilizer Technology business includes the manufacture and sale of controlled-release nitrogen fertilizers that are sold to the fertilizer industry worldwide. This segment has numerous exclusive arrangements with distributors covering 12 countries. Fertilizer Technology products are produced in two production facilities located in Mobile, Alabama and Courtright, Ontario.

Canadian Professional Products

This segment manufactures and supplies fertilizer and pest control products to the professional turf market (golf courses and lawn care companies) as well as manufactures pest control products for the structural pest control industry (pest control in residential and commercial structures) in Canada. This segment markets its products through an extensive network of 12 distributors across Canada. This segment is split into two divisions: Professional Turf Care and Structural Pest Control. Canadian Professional Products are produced in two production facilities located in Putnam, Ontario and Brighton, Ontario.
For additional information regarding the products, services and markets of our business, see the discussion under the heading “Our Business & Products” on page 19, “Our Retail Business” on pages 22 to 28 and “Our Wholesale Business” on pages 29 to 43 of the 2005 Management’s Discussion & Analysis, which is incorporated herein by reference.
ii)	Transportation, Storage and Distribution

A significant portion of delivered costs of fertilizer products to certain customers is attributable to transportation. We have entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. We lease approximately 3,200 rail tank and hopper cars, some of which are specially designed to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. We own atmospheric, pressurized anhydrous ammonia storage, dry product, and liquid product facilities at locations in Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the U.S. With the Royster-Clark acquisition, more than 30 seed processing, fertilizer granulation and fertilizer blending facilities have been added as well as over 70 storage warehouses, distribution terminals and other storage capacity exceeding one million tonnes. These facilities, when combined with storage capability at the production facilities, provide a network of field and production site storage capacity sufficient to meet customer requirements.

iii)	Selected Financial Information

Net sales classified by operating segment and by product category for our two most recently completed financial years are provided in Note 23 to our 2005 Consolidated Financial Statements, which Note is incorporated herein by reference.
b)	PRODUCTION METHODS
Production methods for our manufactured products are as follows:
Nitrogen-based fertilizers

Nitrogen-based fertilizers use nitrogen taken from the air. The nitrogen is reacted with a hydrogen source, usually natural gas reformed with steam, to produce ammonia. The ammonia is the feedstock for the production of upgraded nitrogen products, including urea, ammonium nitrate and urea ammonium nitrate. Urea is produced by combining ammonia with carbon dioxide and forming liquid urea, which can be further processed into a solid, granular form. Ammonium nitrate is produced by combining nitric acid with ammonia into a liquid form, which is then converted to a solid. Urea ammonia nitrate is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia, sulphuric acid and sulphur. We extract phosphate ore using surface mining techniques. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulphuric acid to produce phosphoric acid. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form liquid product.

Potash

We produce potash using conventional mining methods from one-kilometer deep ore bodies. The mined ore is a mixture of potash, salt and clay. Removing the clay and salt through a milling process produces saleable potash.
c)	COMPETITIVE POSITION

The market for our nitrogen, phosphate, potash and crop production inputs is highly competitive. Our competitors include other large integrated fertilizer producers, cooperatives, and divisions of agribusiness companies, regional distributors and independent dealers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. We compete with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizers market is based largely on price, reliability and deliverability. The relative cost and availability of mines and the efficiency of production facilities are also important competitive factors. Domestic competitors for phosphate and potash include a number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

With the addition of Royster-Clark’s retail farm centers, we now have over 500 retail farm centers located throughout many of the major growing areas in the U.S. We are a major distributor of fertilizers, chemicals and seed in a highly competitive industry, particularly with respect to price and service. Our principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers, major grain companies and independent distributors and brokers.

The professional products business of the Specialty Products segment is Canada’s leading manufacturer and supplier of fertilizer and pest control products to the professional turf industry and pest control industry, respectively. Our competitors in the professional turf industry are numerous whereas competition in the pest control industry is more concentrated.

d)	NEW PRODUCTS

The Nu-Gro acquisition that closed in January 2006 introduced several new products into our product line. The following summarizes each new product.

Sulphur Coated Urea (SCU®)

SCU is a coated, controlled-release nitrogen fertilizer. SCU is produced by applying a coating of molten sulphur on heated urea granules, then adding an additional polymer to improve the integrity of the coating. In much the same way as encapsulation permits slow release of medicines, this double coating provides a physical barrier for the urea, which is then slowly broken down by moisture, microorganisms and abrasion.

Methylene (MU)

Nitroform®

Nitroform is a reacted, controlled-release nitrogen fertilizer. It is manufactured by reacting urea with formaldehyde to provide controlled-release nitrogen in carbon-linked polymers, which last up to 12 months. Its primary use is by professionals for golf courses, lawn care, sports fields, commercial nurseries and specialty agricultural crops.

Nutralene®

Nutralene is a reacted, controlled-release nitrogen fertilizer. It is manufactured by reacting urea with urea formaldehyde concentrate (UFC) to provide controlled-release nitrogen in carbon-linked polymers, as done when producing Nitroform, but with a wider urea to formaldehyde ratio.

Isobutyraldehyde Urea (IB)

IB Nitrogen™ is a reacted, controlled-release nitrogen fertilizer. It is manufactured by reacting isobutyraldehyde and urea. It is a very safe nitrogen source to use in high maintenance turf (e.g. golf greens) and the professional horticultural market.

ProTurf® Professional Turf Products

ProTurf brands include Contec™ and Complete Courser™ which are high-end homogeneous fertilizers containing all the nutrients required to provide consistent and even feed. Contec products provide small, uniform particle sizes allowing them to pass rigorous quality standards and be used on the finest greens and on the highest density, low cut fairways. Complete Course’s high performance methylene urea for fairways provides a slow to moderate nitrogen release rate.

The quality of ProTurf’s blended products is based on Poly-S™ technology. Poly-S delivers the durability and performance of a polymer coating at a price comparable to traditional sulphur coated urea fertilizers. Poly-S technology provides controlled-release rates of nitrogen, extended residual effects and constant, predictable responses with each application.

Nu-Spec®

Nu-Spec combines proven controlled-release nitrogen fertilizer technology with a patented process. The product was created to meet the market needs for a homogeneous controlled-release nitrogen fertilizer product. The Nu-Spec brand includes a variety of granular golf course and sports turf fertilizers suitable for greens, tees, fairways and turf.

Nu-Gro®/Par Ex® Professional Turf Care Products

The Nu-Gro and Par Ex brands provide a wide selection of granular nitrogen fertilizers containing controlled release nitrogen fertilizers such as SCU, Nitroform, Nutralene, and IB Nitrogen. Premium golf course blends are available in various grades for greens, tees, and fairways, as well as quality landscape fertilizers and granular pest control products for domestic and commercial turf care.

TurfTec Online™

TurfTec Online is an online nutrient management planning tool designed for use by Nu-Gro customers to help turf care managers maintain records of turf requirements and manage the application of Nu-Gro products. The program includes soil testing and irrigation water analysis. The information is recorded in a web-based, password protected database and can be quickly organized to assist the development of a fertility program. Not only is this tool invaluable for record keeping purposes, it ultimately promotes a more efficient use of pest control and fertilizer products, resulting in a positive impact on the environment.

Pest Control Products

In the professional division, Nu-Gro markets a variety of pest control products. Primary product categories include rodenticides, insecticides and bait stations. Rodenticide products include Rozol, Ratoxin, Rat-X & Strychnine, insecticides include Dursban 2.5G, Pro Insecticide & Malathion and bait stations Black Cat Mouse & Black Cat Rat.

e)	SOURCES OF RAW MATERIALS

A discussion of our sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, phosphate and potash is under the headings “Nitrogen Production Cost”, “Potash Production Cost”, and “Phosphate Production Cost” on pages 37 to 38, 39 to 40, and 40 to 41, respectively of the 2005 Management’s Discussion & Analysis, which is incorporated herein by reference.

f)	INTANGIBLE PROPERTIES

The Specialty Products operating segment has registered and pending trademarks in Canada, the United States and other countries where its products are sold. The following tables summarizes its main trademarks:

Trademarks
Trademark	Countries
SCU®	Canada
Nitroform®	Australia, Bolivia, Canada, Costa Rica, Denmark, Finland, France, Greece, Ireland, Italy, Japan, Malaysia, New Zealand, Norway, South Africa, Sweden, Switzerland, Thailand, United States
Nutralene®	Australia, Canada, Denmark, Finland, France, Greece,
Ireland, Japan, Malaysia, New Zealand, Sweden,
Thailand, Turkey, United Kingdom, United States,
International Registration (includes Austria, Bulgaria,
Benelux, China, Croatia, Czech Republic, Egypt, France,
Hungary, Italy, Liechtenstein, Morocco, Poland,
Slovakia, Slovenia, Spain, Switzerland, Ukraine)
IB Nitrogen™	United States

ProTurf®	Canada, United States
Par Ex®	Canada
Nu-Spec®	Canada, United States
ESN®	Australia, Canada, Mexico, United States, New Zealand
ESN™	Argentina, European Community (CTM), Malaysia
ESN DESIGN	Australia, Canada, Mexico, United States, New Zealand
ESN DESIGN™	Argentina, European Community (CTM), Malaysia
DURATION®	Benelux, Canada, Germany, Japan, South Korea, Malaysia, Taiwan, Thailand, United States
DURATION™	Argentina, Mexico
DURATION CR®	Canada, United States
DURATION CR™	European Community (CTM), Malaysia
SMART NITROGEN	Canada, New Zealand
SMART NITROGEN™	European Community (CTM), Malaysia, Mexico, United States

While these trademarks constitute valuable assets, we do not regard any single trademark as being material to our operations as a whole.

g)	ENVIRONMENTAL PROTECTION REQUIREMENTS

Our operations are subject to a variety of federal, provincial, state and local laws and regulations, some of which relate to the remediation of existing environmental conditions while others require that certain work be carried out at the time of plant closure, or when the specific asset is retired. The most restrictive of these requirements are typically issued to us in the form of permits, approvals, authorizations and licenses that are intended to protect employees from injury and illness and the environment and community from harm. The laws and regulations may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and, emissions and other discharges. Asset retirement obligations are often stipulated in our facility operating licenses and permits, although they may also arise from contractual obligations and other legal requirements then in effect. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

h)	EMPLOYEES

As of December 31, 2005 we employed 4,719 people. The breakdown of employees by operating segment is as follows:

Operating Segment	Number of Employees

Retail	2,510
North American Wholesale	1,951
South American Wholesale	1
Corporate	257

Total	4,719

Subsequent to December 31, 2005 with the acquisition of Nu-Gro, 131 additional employees joined the Specialty Products operating segment and with the acquisition of Royster-Clark, 1,925 additional employees joined the Retail operating segment.

Hourly employees at the following plants are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Fort Saskatchewan, Alberta (December 31, 2006); Kenai, Alaska (March 31, 2008); Vanscoy, Saskatchewan (April 30, 2006).

Approximately 200 employees of Royster-Clark are represented by unions at eight facilities. Of these, approximately 80 are at the East Dubuque facility. Contract expiration dates range from June 2006 to August 2008.

Management believes that it has good relations with both its unionized and non-unionized employees.
i)	SOUTH AMERICA OPERATIONS

A description of our operations in South America is under the headings “Our Retail Business”, and “South America Wholesale Results” on pages 23 to 28, and pages 42 to 43, respectively of the 2005 Management’s Discussion & Analysis, which is incorporated by reference herein.

5.2	RISK FACTORS
The following are certain risk factors relating to the business of Agrium:
Industry and Product Price Volatility

Agrium’s operating results will be highly dependent upon conditions in the agricultural industry, which Agrium cannot control. The agricultural industry can be affected by a number of factors, the most important of which, for North American markets, are weather patterns and field conditions (particularly during periods of traditionally high fertilizer consumption), quantities of fertilizer imported to and exported from North America and current and projected grain inventories and prices. Canadian and U.S. governmental policies may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are outside of Agrium’s control, may also significantly influence Agrium’s operating results. The international market for fertilizer is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing crop nutrients, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, as well as the laws and policies of the U.S., Canada and Argentina affecting foreign trade and investment. In addition, since crop nutrients are used for industrial applications, industrial markets and the general economy affect crop nutrients demand and prices.

Due to reduced demand and depressed agricultural industry conditions, Agrium has at various times suspended production at some of its facilities. If industry oversupply conditions exist, the price at which Agrium sells its products could decline, which could have an adverse effect on its business, financial condition and results of operations. The extent to which Agrium utilizes available capacity at its facilities will cause fluctuations in its results of operations, as Agrium will incur costs for any temporary or permanent shutdowns of its facilities.

Historically, prices for nitrogen-based fertilizers and phosphate have reflected frequent changes in supply and demand. As a result, prices for these fertilizer products have been volatile. To a lesser degree, there is also volatility in the price of potash. The price at which Agrium sells its products could fall or fluctuate unpredictably in the event of changes in industry supply and demand conditions. This price volatility may cause Agrium’s results of operations to fluctuate and potentially deteriorate.

Natural Gas Supply and Cost

Natural gas is the principal raw material used to produce nitrogen-based fertilizers. In 2005, natural gas accounted for approximately 86 percent of the cash cost of producing ammonia, the building block of all nitrogen-based fertilizer. From time to time, a significant rise in the cost of natural gas, a major component of production costs, has negatively impacted Agrium’s gross profits. There can be no assurance that increased manufacturing costs resulting from increased natural gas costs can be recovered in sale price increases to Agrium’s customers. While Agrium financially hedges some portion of its gas supply to reduce risk and volatility, a significant increase in the cost of natural gas that is not hedged and could not be recovered through an increase in nitrogen-based fertilizer prices could have a material adverse effect on Agrium. An extended interruption in supply of natural gas to Agrium’s production facilities could have a material adverse effect on Agrium’s business, financial condition or results of operations.

In 2004 Agrium settled its dispute with Unocal over gas supply issues for Agrium’s Kenai, Alaska facility. The settlement established a definitive gas supply obligation from Unocal to the Alaskan facility up until October 31, 2005. Agrium has since negotiated with Cook Inlet producers to supply gas to the facility until October 31, 2006.

Weather

Weather conditions have a significant impact on the farm economy and, consequently, on our operating results. Weather conditions affect the demand for products, which, in turn, has an impact on our prices. For example, weather patterns such as flood, drought or frost can cause crop failures that in turn affect the supply of feed and seed and the demand for fertilizer, marketing of grain products, as well as the demand for crop protectants, seeds and other agronomic supplies.

Seasonality

The agricultural products business is seasonal and is based upon the planting, growing and harvesting cycles. Fertilizer inventories must be accumulated in the months prior to the spring and fall planting seasons, requiring significant storage capacity. Key input costs such as natural gas may fluctuate significantly between the time the product is manufactured and the time it is sold. Inventory accumulations may, at times, be financed by short-term borrowings, which are retired with the proceeds of the sales of such inventory.

International Operations

For the year ended December 31, 2005, Agrium derived approximately 18 percent of its net sales from customers outside North America. As a result, Agrium is subject to numerous risks and uncertainties relating to international sales and operations, including:

•	Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•	Unexpected changes in regulatory environments;

•	The regulation of the economy in the markets Agrium serves;

•	Political and economic instability, including the possibility for civil unrest;

•	Earnings that may be subject to withholding requirements;

•	Imposition of tariffs, exchange controls or other restrictions; and,

•	The impact of currency exchange rate fluctuations between the U.S. dollar and other currencies, particularly the Canadian dollar and the Argentine peso.

The occurrence of any of the events above in the markets where Agrium operates, particularly in Argentina, could jeopardize or limit Agrium’s ability to transact business in those markets and could adversely affect Agrium’s revenues and operating results.

Competition

The market for Agrium’s nitrogen, phosphate and potash fertilizers and other crop production inputs is highly competitive. Agrium’s competitors include other large integrated fertilizer producers, cooperatives, regional distributors and independent dealers.

Nitrogen-based fertilizer is a global commodity and customers base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. Agrium competes with a number of producers outside of North America including state-owned and government-subsidized entities with access to greater resources than Agrium. Some of these entities may have access to lower cost or government-subsidized natural gas supplies, placing Agrium at a competitive disadvantage. Competition in the phosphate and potash fertilizer market is based largely on price, reliability and deliverability. The relative cost and availability of mines and the efficiency of production facilities are also important competitive factors. Domestic competitors for phosphate and potash include a number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market. Competition in the retail market is based largely on price and service.

Any inability to compete with our competitors may harm our business by lowering our sales and profits.

Legislation

The production, storage, distribution and sale of fertilizers and other agricultural inputs is heavily regulated. The purpose of this legislation is to protect human health and the environment. These include design, construction and operations limits as well as air emissions, water discharges and waste management regulation enforced through site-specific permit and license requirements at our mining, manufacturing, terminal and retail locations. Strict rules apply to each mode of transportation (rail, barge and truck) and pertain to vehicle design, maintenance, inspection, repair and operation. And products must be appropriately packaged, labeled and registered for use in accordance with each specific jurisdiction in which it is sold. Overlaying these infrastructure requirements and operational limits, and applicable to all aspects of our business, are worker protection and security regulations, emergency response programs and mitigation of contaminated sites. Agrium expends considerable resources in capital, operating and staffing costs ensuring that these legislative requirements are met.

While the cost of adherence to existing legislative requirements is an accepted and largely beneficial aspect of the business, changes in legislation or the interpretation of existing legislation can have significant and unintended consequences on the business. For example, Canada has ratified the Kyoto Protocol and is working on its implementation, including the compliance framework and targets for “large final emitters” (LFEs) in the industrial sector. A number of Agrium’s Canadian facilities have been identified as LFEs and will be subject to regulated reductions in greenhouse gas (GHG) emissions in the 2008-2012 timeframe. Given the energy intensive nature of fertilizer production, nitrogen production in particular, this creates a risk of additional regulatory burden and compliance costs. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.

Agrium is in the process of cleaning up historic contamination at various properties, including mining operations of predecessor companies, and also reclaiming certain retired properties. An environmental remediation liability in the amount of approximately $108-million as of December 31, 2005 has been recorded to provide for estimated remedial costs and an asset retirement obligation in the amount of approximately $60-million as of December 31, 2005 has been recorded to provide for estimated costs relating to asset retirement activities. Agrium believes that it has undertaken and continues to pursue all investigative remedial and reclamation actions at these sites and records appropriate environmental remediation liabilities and asset retirement obligations in its consolidated balance sheet. However, there can be no assurance that material costs or liabilities in excess of the liabilities or obligations will not be incurred in connection with such cleanup or asset retirement activities or related proceedings, claims, compliance requests in the future for currently unknown environmental remediation liabilities or asset retirement obligations.

Pesticide Restrictions

During fiscal 2003, our industry witnessed continued lobbying efforts by activists to regulate and reduce the use of pesticides. Many municipalities have reviewed the cosmetic and essential use of these products as part of their civic agenda. Most support the industry initiative to ensure that homeowners have the information, education and tools they need to use these beneficial products safely and responsibly. In March 2003, the Province of Quebec passed a regulation that will significantly impact the sales mix of these products over the next five years. On April 1, 2004, Toronto’s Pesticide By-law came into effect and restricts the outdoor use of pesticides on public and private property and applies to anyone who uses pesticides outdoors, including homeowners, renters, lawn care companies, golf courses and property managers.

Permits

Agrium holds numerous governmental environmental, mining and other permits and approvals authorizing operations at each of their facilities. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on Agrium’s ability to continue operations at the affected facility.

Trade Regulation

Agrium is subject to the trade laws and policies of the U.S. and other countries in which it sells its products, including anti-dumping regulations. There have been a number of anti-dumping proceedings in the U.S. and Mexico to which various importers of fertilizer products, including Agrium, have been subject. None of the proceedings has resulted in an adverse determination against Agrium. While Agrium believes that its products are sold at fair prices, there can be no assurance that it will not be the subject of anti-dumping or other trade regulation proceedings in the future. If Agrium is named in any such proceedings, any adverse determination could have an adverse effect on its results of operations.

Damage to Facilities; Natural Hazards

Agrium’s business is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected weather conditions, changes in the regulatory environment and natural phenomena such as floods and earthquakes. Such occurrences could result in significant interruption of operations, damage to, or destruction of production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. Agrium maintains insurance against risks that are typical in the industry (including business and interruption insurance), but such insurance may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution, earthquakes and terrorist acts) is not generally available to companies within the industry and, if available, may not be available at acceptable premiums. Although Agrium maintains liability insurance in an amount which it considers adequate, liabilities might exceed policy limits or Agrium might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Agrium could incur significant costs that could have a material adverse effect upon results of operations.

ITEM 6 – DIVIDENDS
Our present intention is to pay regular dividends on our common shares. A semi-annual cash dividend of U.S.$0.055 per share has been paid since 1996. The declaration, amount and date of payment of dividends is determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.
The following table sets forth the dividends per share paid or payable on our common shares in each of the last three most recently completed fiscal years.

Dividends per Share Paid or Payable

Common Shares

2003	$0.11

2004	$0.11

2005	$0.11
ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE
7.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE
Details of the Corporation’s capital structure are discussed under the heading “Outstanding Shares” on page 54 of the 2005 Management’s Discussion & Analysis and are disclosed in Note 17 to the Consolidated Financial Statements, which are incorporated herein by reference.
7.2 CONSTRAINTS
There are no constraints imposed on the ownership of our securities to ensure that we have a required level of Canadian ownership.

7.3 RATINGS
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.
There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.
The following table sets out ratings the Corporation has received in respect of its outstanding securities from the ratings agencies as of December 31, 2005.

	Dominion Bond Rating	Moody's Investor Service	Standard & Poor's
Service

Senior Unsecured Notes and
Debentures	BBB	Baa2	BBB

Ratings Outlook	Stable	Stable	Stable
A description of the rating categories of each of the rating agencies in the table above is set out below.
Dominion Bond Rating Service (DBRS)
The BBB rating assigned to the Corporation’s senior unsecured notes and debentures is the fourth highest of ten rating categories for long- term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that the Corporation’s rating is in the “middle” of the category. The BBB rating indicates adequate credit quality.
DBRS also assigned a stable outlook to the ratings, which provides DBRS’ opinion regarding the outlook of the ratings.
Moody’s Investor Services (Moody’s)
The Baa2 rating assigned to the Corporation’s senior unsecured notes and debentures are the fourth highest rating of Moody’s nine rating categories for long term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Obligations rated Baa are defined as providing adequate financial security.
Moody’s outlook is its assessment regarding the likely direction of the ratings over the medium term.
Standard & Poor’s (S&P)
The BBB rating assigned to the Corporation’s senior unsecured notes and debentures are the fourth highest rating of S&P’s ten ratings categories for long-term debt which range from AAA to D. Issuers of debt securities rated BBB are judged to have adequate protection parameters.
S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.
S&P also assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.

ITEM 8 – MARKET FOR SECURITIES
8.1 TRADING PRICE AND VOLUME
Our Common Shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol: “AGU”. The Corporation’s $175-million principal amount of eight percent junior subordinated debentures “AGU Pr” on the NYSE stopped trading on February 11, 2005 and were redeemed on February 14, 2005.
The following table sets out the high and low price and trading volume of the common shares on the TSX for 2005 on a monthly basis.

Month	High Price	Low Price	Closing Price	Volume
(2005)	($Canadian)	($Canadian)	($Canadian)	(in 000’s)

January	20.55	17.75	20.16	12,471

February	22.36	18.89	22.21	13,915

March	23.05	20.48	22.17	12,039

April	23.48	20.37	22.50	6,950

May	24.42	21.90	23.40	10,391

June	26.71	23.45	23.94	20,705

July	29.00	24.11	28.00	10,474

August	32.66	24.79	25.60	9,836

September	27.28	23.62	25.58	12,765

October	26.12	22.39	24.93	8,054

November	25.54	23.50	23.76	8,275

December	26.19	22.84	25.62	5,686
The following table sets out the high and low price and trading volume of the common shares on the NYSE for 2005 on a monthly basis.

Month	High Price	Low Price	Closing Price	Volume
(2005)	($U.S.)	($U.S.)	($U.S.)	(in 000’s)

January	17.00	14.36	16.14	17,604

February	18.10	15.10	18.10	14,413

March	18.99	17.04	18.25	13,964

April	18.44	16.33	17.80	9,252

May	19.70	17.43	18.89	12,029

June	21.50	18.87	19.61	12,730

July	23.48	19.60	22.87	8,797

August	24.53	20.79	21.50	11,978

September	22.99	20.19	21.97	11,890

October	22.27	19.14	21.21	8,918

November	21.59	20.00	20.41	8,142

December	22.60	20.16	21.99	7,885
The following table sets out the high and low price and trading volume of the eight percent junior subordinated debentures on the NYSE for 2005 on a monthly basis.

Month	High Price	Low Price	Closing Price	Volume
(2005)	($U.S.)	($U.S.)	($U.S.)	(in 000’s)

January	25.99	25.14	25.21	295

February	25.30	25.21	25.22	131

8.2  PRIOR SALES
In the most recently completed financial year, the Corporation did not issue (a) any shares that are not listed or quoted on a marketplace or (b) any subordinated debt securities.
ITEM 9 – ESCROWED SECURITIES
To the knowledge of the Corporation, the Corporation has no escrowed securities.
ITEM 10 – DIRECTORS AND OFFICERS
10.1  NAME, OCCUPATION AND SECURITY HOLDING
Information is given below with respect to each of the current directors, including all current positions held with the Corporation, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the 2006 Annual General Meeting.

	Year first became
Name and	Director of the
Municipality of Residence	Corporation	Present principal occupation or employment

Frank W. Proto (1)(4) Regina, Saskatchewan	1993	Corporate Director. Board Chair of Agrium Inc.

Neil Carragher (1)(3) Toronto, Ontario	1996	Corporate Director. President, The Corporate Partnership Ltd. (a mergers and acquisitions company)

Ralph S. Cunningham (1)(2) Houston, Texas	1996	Director and Group Executive Vice President and Chief Operating Officer of Enterprise Products G.P., L.L.C., the General Partner of Enterprise Products Partners L.P.

D. Grant Devine (3)(4) Caronport, Saskatchewan	1993	Corporate Director. Farmer and rancher. President, Grant Devine Farms and Consulting Services Ltd.

Germaine Gibara (2)(3) Montreal, Quebec	2004	Corporate Director. President, Avvio Management Inc.

Susan A. Henry (2)(4) Ithaca, New York	2001	Ronald P. Lynch Dean of the College of Agriculture and Life Sciences and Professor at Cornell University, Ithaca, New York

Russell J. Horner (2)(4) Vancouver, British Columbia	2004	President & Chief Executive Officer, Catalyst Paper Corporation (formerly Norske Skog Canada Limited)

Frank W. King (3)(4) Calgary, Alberta	1996	Corporate Director. President & Chief Executive Officer, Metropolitan Investment Corporation (a private venture capital and management company)

Harry G. Schaefer, FCA (1)(3) Calgary, Alberta	1998	Corporate Director and Business Advisor

Michael M. Wilson Bragg Creek, Alberta	2003	President & Chief Executive Officer of Agrium Inc.

	Year first became
Name and	Director of the
Municipality of Residence	Corporation	Present principal occupation or employment

Victor J. Zaleschuk, CA (1) (2) Calgary, Alberta	2002	Corporate Director
(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of Corporate Governance & Nominating Committee.
(4)	Member of the Environment, Health & Safety Committee.
All directors have held the office and principal occupation identified above for not less than five years except as follows: Dr. Cunningham, from March 22, 2005 to November 23, 2005 was Chairman of Texas Eastern Products Pipeline Company, L.L.C.; Mr. Wilson, prior to October 2003, was President & Chief Operating Officer of the Corporation, and prior to October 2002, was Executive Vice President & Chief Operating Officer of the Corporation; Mr. Zaleschuk, prior to June 2001, was President & Chief Executive Officer of Nexen Inc. (a natural resource company).
Executive Officers

Name and Municipality	Position with the Corporation
of Residence	And Principal Occupation

Frank W. Proto Regina, Saskatchewan	Board Chair

Michael M. Wilson Bragg Creek, Alberta	President & Chief Executive Officer

Stephen G. Dyer Calgary, Alberta	Vice President, Manufacturing

Patrick J. Freeman Calgary, Alberta	Vice President & Treasurer

Richard L. Gearheard Centennial, Colorado	Senior Vice President, Retail

James M. Grossett Bragg Creek, Alberta	Senior Vice President, Human Resources

Kevin R. Helash High River, Alberta	Vice President, Marketing & Distribution

Angela S. Lekatsas Calgary, Alberta	Vice President & Corporate Controller

Andrew K. Mittag Calgary, Alberta	Senior Vice President, Corporate Development & Strategy

Leslie A. O’Donoghue Calgary, Alberta	Senior Vice President, General Counsel & Corporate Secretary

Christopher W. Tworek Calgary, Alberta	Vice President, Supply Management

Bruce G. Waterman Calgary, Alberta	Senior Vice President, Finance & Chief Financial Officer

Name and Municipality	Position with the Corporation
of Residence	And Principal Occupation

Ron A. Wilkinson Calgary, Alberta	Senior Vice President, Wholesale
All of the officers have held the office and principal occupation identified above or a substantially similar position for not less than five years with the exception of: Mr. Wilson, prior to October 2003 was President & Chief Operating Officer of the Corporation, and prior to October 2002 was Executive Vice President & Chief Operating Officer of the Corporation; Mr. Dyer, prior to December 2005 was Director, Business Development, prior to July 2005 was Director, Strategic Development, prior to March 2005 was Manager, Transportation, and prior to June 2002 held a variety of managerial and leadership roles within the Corporation; Mr. Grossett, prior to April 2002 was Senior Vice President, Human Resources at Molson Inc. (a brewing company); Mr. Helash, prior to September 2005 was Senior Director, NAW Sales, prior to June 2004 was Director, NAW Sales, prior to October 2003 was Manager, Canadian Sales, and prior to November 2001 was Supply Manager, International Sales of Profertil; Ms. Lekatsas, prior to November 2005 was Controller, prior to August 2005 was Manager, Corporate Reporting, and prior to April 2003 was a Senior Manager in the Audit and Assurance practice at Deloitte; Mr. Mittag, prior to December 2005 was President & CFO of Rockland Capital Partners, L.L.C. (private advisory firm), and prior to April 2003 was Vice President, Corporate Strategy & Development at TXU Corp. (electric company based in Dallas); Mr. Wilkinson, prior to February 2005, was Senior Vice President, North America Wholesale, prior to October 2004, was Vice President, Operations & Technology of the Corporation, prior to August 2003 was Director, Technical Services of the Corporation and, prior to May 2001 was General Manager, Operations & Marketing of Profertil.
Directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 229,838 common shares or 0.176 percent of the common shares outstanding as at December 31, 2005.
10.2  CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
No director, executive officer, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is as at February 22, 2006, or within the ten years prior to February 22, 2006, has been, a director or executive officer of any other issuer, that while that person was acting in that capacity:
•	Was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

•	Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•	Or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was the subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; and,

•	Has individually, within the 10 years prior to February 22, 2006, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.
No director, officer or promoter of the Corporation has, within ten years prior to the date of this AIF, been subject to any penalties or sanctions imposed by a court or securities regulatory authority.

10.3  CONFLICTS OF INTEREST
To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries, joint ventures or partnerships.
ITEM 11 – PROMOTERS
During the three most recently completed financial years, the Corporation has not utilized the services of a person or company as a promoter as the term is defined.
ITEM 12 – LEGAL PROCEEDINGS
In July 2001, one of our employees suffered injuries in an automobile accident where he was a passenger in a truck leased by us. The employee commenced an action in the New York State Supreme Court against the manufacturer of the truck, the leasing agent and the party that maintained the truck. One of our subsidiaries was brought into the lawsuit by way of third party proceedings in the fourth quarter of 2003. The amount claimed in the action against the defendants is $325-million in general damages and $600-million in punitive damages. Punitive damages are not claimed against the subsidiary of the Corporation. Management believes that insurance coverage is sufficient to cover any award or settlement for general damages that may result. In the second quarter of 2004, the employee commenced a second action in the New York State Supreme Court against another one of our subsidiaries, the manufacturer of the trailer and a prior owner of the truck. Unspecified general and punitive damages are claimed in that action. Management believes that an award for punitive damages is unlikely. Discovery in both actions has commenced.
An environmental claim was filed in the Superior Court of California in the second quarter of 2005 against a subsidiary of the Corporation and others for remediation of water supply contamination by Trichloropropane (TCP) pollution. The defendants include manufacturers, distributors and applicators of products containing TCP. Unspecified general and punitive damages are claimed. Punitive damages are not claimed against the subsidiary of the Corporation. Discovery has not yet commenced.
ITEM 13 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the best of our knowledge, the Corporation confirms that, as of February 22, 2006, there were no directors or executive officers of the Corporation or an associate or affiliate of a director or executive officer of the Corporation with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.
ITEM 14 – TRANSFER AGENT, REGISTRAR, AND TRUSTEES
The transfer agent and registrar for the Corporation’s common shares is:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada, M5C 2W9
Telephone:
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Email: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

The Trustee for the Corporation’s unsecured notes and debentures is:
J.P. Morgan Trust Company
National Association
Image Hub Mail Stop: STENNISK
P.O. Box 139007
Dallas, Texas, U.S.
75313 – 9007
ITEM 15 – EXPERTS
15.1  NAMES OF EXPERTS
The Consolidated Financial Statements of the Corporation for the year ended December 31, 2005 included in the Corporation’s 2005 Annual Report filed under National Instrument 51-102 Continuous Disclosure (NI 51-102) portions of which are incorporated by reference to this AIF, have been audited by KPMG LLP.
15.2  INTERESTS OF EXPERTS
As of February 22, 2006, KPMG LLP and the partners of KPMG LLP do not hold any registered or beneficial ownership directly or indirectly in the securities of the Corporation or its associates or affiliates.
ITEM 16 – AUDIT COMMITTEE
16.1  AUDIT COMMITTEE CHARTER
Attached as Schedule 16.1 is the charter for the Corporation’s Audit Committee.
16.2  COMPOSITION OF THE AUDIT COMMITTEE
Members of the Audit Committee are H.G. Schaefer (Chair), Neil Carragher, R.S. Cunningham, F.W. Proto and V. J. Zaleschuk. Each member of the Audit Committee is independent and financially literate.
16.3  RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography

Mr. Harry G. Schaefer, FCA
(May 6, 1998)
Other Public Directorships
•	Vice Chair and a director of each of TransCanada Pipelines Limited, an energy transportation company (TSX, NYSE, LSE), and of TransCanada Corporation, a diversified energy and pipeline company, (TSX,NYSE)

•	a Trustee of Fording Canadian Coal Trust, a coal mining trust (TSX, NYSE)
Mr. Schaefer is a corporate director, business advisor and the principal of Schaefer & Associates Ltd. Mr. Schaefer is the past Chair of the Alberta Chapter of the Institute of Corporate Directors, a former member of the Province of Alberta Audit Committee, a former member of the WCB Investment Advisory Group, a former Board Chair, from 1991 to 1996, of TransAlta Utilities Corporation (a utility company) having served as the Chief Financial Officer of TransAlta from 1975 to 1993, a former Board Chair of Crestar Energy Inc. (an energy company), and a former director of Mount Royal College Foundation. Mr. Schaefer was the first Adjunct Professor at the Faculty of Business at the University of Calgary, became a Fellow of the ICAA in 1990, the first Canadian recipient of the Financial Executives Institute Distinguished Service Award in 1993, and a 2004 recipient of a Fellowship Award from the Institute of Corporate Directors.

Name
(Director Since)	Principal Occupation and Full Biography

Mr. Neil Carragher, M.Sc.
(December 12, 1996)
Other Public Directorships
•	The Westaim Corporation, a technology company, (TSX, NASDAQ)

•	NUCRYST Pharmaceuticals Corp., a pharmaceutical technology company (TSX, NASDAQ)
Mr. Carragher is the President of The Corporate Partnership Ltd. (a mergers and acquisitions company). Mr. Carragher was formerly a corporate turnaround specialist and a mergers and acquisitions advisor.

Dr. Ralph S. Cunningham, Ph.D. (Engineering)
(December 12, 1996)
Other Public Directorships
•	EnCana Corporation, an energy company (TSX, NYSE)

•	Enterprise Products Partners L.P., a midstream energy partnership (NYSE)

•	TETRA Technologies, Inc., an oil and gas services company (NYSE)
Dr. Cunningham is a director and the Group Vice President and Chief Operating Officer of Enterprise Products GP, L.L.C, the General Partner of Enterprise Products Partners L.P. (a midstream energy partnership). Dr. Cunningham is a former Board Chair of Texas Eastern Products Pipeline Company, L.L.C. (an energy transportation company), a former Chief Executive Officer of CITGO Petroleum Corporation (an energy company), former Vice Chairman of Huntsman Corporation (a chemical company), former President of Texaco Chemical Company (an energy company), former Chairman and Chief Executive Officer of Clark Oil Refining Corporation (an energy company), former President of Tenneco Oil Processing and Marketing (an energy company), and has held a number of supervisory and management positions at Exxon Company (an energy company). Dr. Cunningham is also an Advisory Director of Pilko & Associates, a Houston, Texas based management and consulting firm specializing in advising multi-national companies on environmental, health & safety governance and management systems.

Mr. Frank W. Proto, B.A. (Economics)
(March 1, 1993)
Other Public Directorships
None
Mr. Proto is Board Chair of Agrium Inc. and a director of Nelson Group Inc. (an investment company). Mr. Proto is the volunteer Chair of the Petroleum Technology Research Centre at the University of Regina. Mr. Proto is a former Chief Executive Officer of Wascana Energy Inc. (an energy company), a former Chair of SaskEnergy Inc. (a natural gas distribution and transmission company) and a former member of the Canada Newfoundland Offshore Petroleum Board (a regulatory agency). He is a former director of Chieftain Development Ltd. (an energy company), Century Sales and Service Limited (an industrial company) and Saskatchewan Telecommunications Holding Corporation (SaskTel) (a telecommunications company).

Mr. Victor J. Zaleschuk, C.A.
(October 3, 2002)
Other Public Directorships
•	Nexen Inc., an energy company (TSX, NYSE)

•	Board Chair and a director of Cameco Corporation, a uranium company (TSX, NYSE)
Mr. Zaleschuk is the former President and Chief Executive Officer of Nexen Inc. Prior to becoming President of Nexen Inc., Mr. Zaleschuk was a Senior Vice President and Chief Financial Officer of Nexen Inc. Before joining Nexen Inc., Mr. Zaleschuk was a senior financial executive in the energy sector.

16.4  PRE-APPROVAL POLICIES AND PROCEDURES
     The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee between meetings of the Committee with respect to the pre-approval of audit and permitted non-audit services provided by KPMG LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.
16.5  EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)
The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2004 and 2005. During these years, KPMG LLP was our only external auditor.

Category	Year Ended December 31,
	2004	2005

Audit Fees(1)	$678,000	$777,000
Audit-Related Fees(2)	47,000	63,000
Tax Fees(3)	206,000	277,500
All Other Fees(4)	3,000	56,000

Total	$934,000	$1,173,500

(1)	For professional services rendered by KPMG LLP for the audit and review of our financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” above, including audits of the combined financial statements of subsidiaries; consultations concerning financial accounting and reporting standards; and compliance reports relating to contractual debt arrangements.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning, including advice relating to the accounts receivable securitization program; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning and compliance services.
(4)	For services provided by KPMG LLP other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting and compliance services.
ITEM 17 – ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is provided in the Corporation’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in Agrium’s Consolidated Financial Statements for its most recently completed financial year.
The Corporation will provide to any person, upon request made to the Corporate Secretary of Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8:
(a)	When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed and respecting a distribution of its securities;
(i)	one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

(ii)	one copy of the consolidated financial statements of the Corporation for its most recently completed financial year, together with the accompanying report of its auditor, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the management proxy circular of the Corporation with respect to its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under items (i) to (iii) above; or
(b)	At any time, one copy of any other documents referred to in items (a) (i), (ii) and (iii) above.
Additional information relating to Agrium may be found on our web site at www.agrium.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

SCHEDULE 16.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

(b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(c)	the independent auditor’s qualifications and independence; and

(d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

(a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

(b)	an “unrelated” and “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

(c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

(d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management, the Manager, Internal Audit and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present.

9.	Special Meetings

The Chair, any two members of the Committee, the Manager, Internal Audit, the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

(c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

(e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

(f)	receive and review reports from the Corporation’s Disclosure Committee;

(g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the

Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

(h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

(i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements, (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor, and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

(k)	review the plans of management, the independent auditor and the Manager, Internal Audit regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

(o)	periodically meet with management separately from the Manager, Internal Audit, or the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

(b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

(e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Manager, Internal Audit, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

(g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function;

and report to the Board on such meetings;

(j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

(n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

(b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

(c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review the annual audit plans of the Manager, Internal Audit;

(b)	review the significant findings prepared by the Manager, Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

(c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

(d)	review the adequacy of the resources of the Manager, Internal Audit to ensure the objectivity and independence of the internal audit function;

(e)	consult with management on management’s appointment, replacement, reassignment or dismissal of the Manager, Internal Audit;

(f)	periodically review executive officers’ expenses and aircraft usage reports; and

(g)	ensure that the Manager, Internal Audit has access to the Chair, the Chair of the Board and the Chief Executive Officer, and periodically meet separately with the Manager, Internal Audit to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing;

and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review with the General Counsel the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Annual Evaluation

The Committee’s performance shall be evaluated annually, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies regarding Partners and Employees of the Independent Auditor and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

(a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

(b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

(c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, nondependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the General Counsel of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Committee shall review annually a report by the Chief Financial Officer of the Corporation of any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.